Chicago New York Washington, DC London San Francisco Los Angeles Singapore vedderprice.com
July 26, 2017
Jacob C. Tiedt Associate +1 312 609 7697 jtiedt@vedderprice.com

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
 Washington, D.C. 20549

Attn:	Jaea Hahn, Esq.
Senior Counsel

Re:
Touchstone Strategic Trust (“TST”),
Pre-Effective Amendment No. 2 to Registration Statement on Form N-14
(File No. 333-218331);
Touchstone Funds Group Trust (“TFGT”),
Pre-Effective Amendment No. 2 to Registration Statement on Form N-14
(File No. 333-218333);
Touchstone Variable Series Trust (“TVST”),
Pre-Effective Amendment No. 1 to Registration Statement on Form N-14
(File No. 333-218512)

To the Commission:

On behalf of TST, TFGT and TVST (each, a “Registrant”), this letter is in response to the comment provided telephonically by the staff of the U.S. Securities and Exchange Commission (the “Commission”) to Vedder Price P.C. on July 25, 2017 with respect to Pre-Effective Amendment No. 2 to TST’s and TFGT’s Registration Statements on Form N‑14 filed on July 25, 2017 in connection with the proposed reorganizations of various series of Sentinel Group Funds, Inc. into series of TST and TFGT. The staff requested more detailed disclosure regarding the provisions of Section 15(f) of the Investment Company Act of 1940.

In response to the staff’s comment, each Registrant will include in its definitive Joint Proxy Statement/Prospectus to be filed pursuant to Rule 497 under the Securities Act of 1933 the following additional disclosure regarding the safe harbor provided by Section 15(f) of the Investment Company Act of 1940:

Section 15(f) of the 1940 Act

Section 15(f) of the 1940 Act provides a non-exclusive “safe harbor” under which an investment adviser to a registered investment company or an affiliated person of such an investment adviser may receive any amount or benefit in connection with a sale of securities or any other interest in such adviser which results in an assignment of an investment advisory contract with such company if (i) for a period of three years following such assignment, a majority of the board of directors of such company are not interested persons of the investment adviser of such company or the predecessor adviser of such company; and (ii) no “unfair burden” is imposed on such company as a result of such assignment or any express or implied terms, conditions or understandings applicable thereto.

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Vedder Price P.C. is affiliated with Vedder Price LLP, which operates in England and Wales, Vedder Price (CA), LLP, which operates in California, and Vedder Price Pte. Ltd., which operates in Singapore.

U.S. Securities and Exchange Commission
July 26, 2017

For purposes of Section 15(f), the term “unfair burden” is defined to include any arrangement during the two-year period after the date on which transaction occurs whereby the investment adviser (or predecessor or successor adviser), or any interested person (within the meaning of the 1940 Act) of any such adviser, receives or is entitled to receive any compensation, directly or indirectly, (i) from the company or its shareholders, other than fees for bona fide investment advisory or other services, or (ii) with certain exceptions, from any person in connection with the purchase or sale of securities or other property to, from or on behalf of the company, other than bona fide ordinary compensation as principal underwriter of the company.

The Purchase Agreement includes certain covenants of Touchstone Advisors relating to Section 15(f), including that, subject to compliance with its fiduciary duties, Touchstone Advisors shall use its commercially reasonable efforts to take (or refrain from taking) such actions as are necessary to ensure that for a period of three years following the closing of the Transaction, at least 75% of the members of the board of trustees of the Touchstone Funds will not be interested persons of Touchstone Advisors or Sentinel. The Purchase Agreement also includes a covenant that, for a period of two years following the closing of the Transaction, Touchstone Advisors will retain the expense limitation agreements described in this Joint Proxy Statement/Prospectus.

The definitive Joint Proxy Statement/Prospectus for each Registrant will otherwise be in substantially the same form as filed in the most recently filed Pre-Effective Amendment to the Registrant’s Registration Statement on Form N-14.

Please direct your questions and/or comments regarding this filing to Deborah Bielicke Eades at (312) 609-7661, Renee M. Hardt at (312) 609-7616 or the undersigned at (312) 609-7697.

Very truly yours,

Jacob C. Tiedt
Associate

JCT/cet